## Ivy Distributors, Inc.'s Exemption Report

Ivy Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2016 to December 31, 2016 without exception.

Ivy Distributors, Inc.

I, Benjamin Clouse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Benjamin R. Clouse*

Title: Senior Vice President and Chief Accounting Officer

February 24, 2017